                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K



                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                  For the fiscal year ended December 31, 1996

                        Commission file number 001-12335


                    Galesburg Hourly Employee Savings Trust
                                  401(k) Plan


                          Butler Manufacturing Company
                                   BMA Tower
                                Penn Valley Park
                             Kansas City, MO 64108

                        INDEPENDENT AUDITOR'S REPORT


To the Board of Trustees
Butler Manufacturing Company
Galesburg Hourly Employee Savings Trust
Galesburg, Illinois

We have audited the accompanying statements of net assets available for benefits of the Butler Manufacturing Company Galesburg Hourly Employee Savings Trust as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Butler Manufacturing Company Galesburg Hourly Employee Savings Trust as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment, and (2) reportable transactions as of or for the year ended December 31, 1996, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                     McGLADREY & PULLEN, LLP

Galesburg, Illinois
June 6, 1997

BUTLER MANUFACTURING COMPANY
     GALESBURG HOURLY EMPLOYEE SAVINGS TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996 AND 1995

                                1996
--------------------------------------------------------------------------------------------------------------
                                                                                  FIDELITY       FIDELITY
                                BUTLER          FIDELITY          FIDELITY        EQUITY-        INTERNATIONAL
                                STOCK           PURITAN           MAGELLAN        INCOME         GROWTH &
ASSETS                          FUND            FUND              FUND            FUND           INCOME FUND
--------------------------------------------------------------------------------------------------------------
Investments, at fair value:
Shares of registered
investment companies            $  34,161         $ 528,748        $ 662,820       $ 308,892      $ 66,348
Shares of common/collective
       trusts
Participant notes receivable        1,015            12,273           19,453           6,687         1,252
                                --------------------------------------------------------------------------
                                   35,176           541,021          682,273         315,579        67,600

Receivables:
Participants' contributions         -                  -                -              -               -

NET ASSETS AVAILABLE
FOR BENEFITS                    $  35,176         $ 541,021        $ 682,273       $ 315,579      $ 67,600
                                ==========================================================================



See notes to financial statements.

-------------------------------------------------------------------------------------------------------------
                 FIDELITY        FIDELITY          FIDELITY
   FIDELITY      ASSET           ASSET             RETIREMENT       FIDELITY
   ASSET         MANAGER         MANAGER           MONEY            MANAGED
   MANAGER       GROWTH          INCOME            MARKET           INCOME
   FUND          FUND            FUND              PORTFOLIO        PORTFOLIO       OTHER          TOTAL
-------------------------------------------------------------------------------------------------------------
 $ 8,372        $ 15,521        $  9,720          $ 391,590       $  -             $ -            $ 2,026,172

                                                                     353,221                          353,221
     379             490             490              8,108           10,885                           61,032
-------------------------------------------------------------------------------------------------------------
   8,751          16,011          10,210            399,698          364,106                        2,440,425


    -             -                -                  -                -              51,851           51,851
-------------------------------------------------------------------------------------------------------------


 $ 8,751        $ 16,011        $ 10,210          $399,698        $ 364,106        $  51,851      $ 2,492,276
=============================================================================================================

BUTLER MANUFACTURING COMPANY
     GALESBURG HOURLY EMPLOYEE SAVINGS TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (CONTINUED)
DECEMBER 31, 1996 AND 1995

                                                      1995
----------------------------------------------------------------------------------------------------------------------
                                                                                       FIDELITY          FIDELITY
                                                      FIDELITY         FIDELITY        EQUITY-           INTERNATIONAL
                                                      PURITAN          MAGELLAN        INCOME            GROWTH &
ASSETS                                                FUND             FUND            FUND              INCOME FUND
----------------------------------------------------------------------------------------------------------------------
Investments, at fair value:
   Shares of registered investment companies        $ 350,988         $ 448,357       $187,094            $ 36,576
   Shares of common/collective trusts                    -                -               -                     -
   Participant notes receivable                         5,365            12,078          4,007                 513
                                                    --------------------------------------------------------------
                                                      356,353           460,435        191,101              37,089

Receivables:
   Participants' contributions                           -                -               -                     -
                                                    --------------------------------------------------------------


        NET ASSETS AVAILABLE
        FOR BENEFITS                                $ 356,353         $ 460,435       $191,101            $ 37,089
                                                    ==============================================================


-------------------------------------------------------------------------------------------------------------------

                 FIDELITY        FIDELITY            FIDELITY
   FIDELITY      ASSET           ASSET               RETIREMENT       FIDELITY
   ASSET         MANAGER         MANAGER             MONEY            MANAGED
   MANAGER       GROWTH          INCOME              MARKET           INCOME
   FUND          FUND            FUND                PORTFOLIO        PORTFOLIO       OTHER               TOTAL
-------------------------------------------------------------------------------------------------------------------
  $4,258         $5,435          $5,099             $268,138         $  -            $  -                $1,305,945
                                                                      255,567                               255,567
     513            513             513                5,419            1,784                                30,705
-------------------------------------------------------------------------------------------------------------------
   4,771          5,948           5,612              273,557          257,351                             1,592,217


    -            -                 -                   -                -             42,783                 42,783
-------------------------------------------------------------------------------------------------------------------



  $4,771         $5,948          $5,612             $273,557         $257,351        $42,783             $1,635,000
===================================================================================================================

BUTLER MANUFACTURING COMPANY
     GALESBURG HOURLY EMPLOYEE SAVINGS TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1996 AND 1995

                                     1996
---------------------------------------------------------------------------------------------------------
                                                                                 FIDELITY   FIDELITY
                                     BUTLER             FIDELITY    FIDELITY     EQUITY-    INTERNATIONAL
                                     STOCK              PURITAN     MAGELLAN     INCOME     GROWTH &
                                     FUND               FUND        FUND         FUND       INCOME FUND
---------------------------------------------------------------------------------------------------------
Investment income:
  Net appreciation (depreciation)
    in fair value of investments     $5,503             $  7,114   $(12,362)      $ 28,936       $ 4,178
  Interest and dividends                133               56,123     78,287         18,486         2,236
                                     -------------------------------------------------------------------
                                      5,636               63,237     65,925         47,422         6,414
Participants' contributions           9,532              112,594    150,886         73,767        29,678
Employer contributions                  730               14,935     20,418         10,088         4,251
                                     -------------------------------------------------------------------
            TOTAL ADDITIONS          15,898              190,766    237,229        131,277        40,343
                                     -------------------------------------------------------------------

Benefits paid:
    Cash payments                       -                  8,080     20,482         11,142         2,693
    Transfers to another
        employer sponsored plan         -                  1,099      1,155          1,407         1,609
Administrative expenses                 175                3,405      1,444            310           146
                                     -------------------------------------------------------------------
            TOTAL DEDUCTIONS            175               12,584     23,081         12,859         4,448
                                     -------------------------------------------------------------------

             NET INCREASE PRIOR
             TO INTERFUND
             TRANSFERS               15,723              178,182    214,148        118,418        35,895

Interfund transfers                  19,453                6,486      7,690          6,060        (5,384)
                                     -------------------------------------------------------------------

            NET INCREASE
            (DECREASE)               35,176              184,668    221,838        124,478        30,511
Net assets available for benefits:
    Beginning of year                   -                356,353    460,435        191,101        37,089
                                     -------------------------------------------------------------------

    End of year                     $35,176             $541,021   $682,273      $ 315,579       $67,600
                                    ====================================================================



See notes to financial statements.

------------------------------------------------------------------------------------
             FIDELITY   FIDELITY    FIDELITY
  FIDELITY   ASSET      ASSET       RETIREMENT    FIDELITY
  ASSET      MANAGER    MANAGER     MONEY         MANAGED
  MANAGER    GROWTH     INCOME      MARKET        INCOME
  FUND       FUND       FUND        PORTFOLIO     PORTFOLIO    OTHER       TOTAL
------------------------------------------------------------------------------------
 $  177      $   461    $    (8)    $    -        $    -       $   -      $   33,999
    645        1,354        648       17,196        17,694         -         192,802
------------------------------------------------------------------------------------
    822        1,815        640       17,196        17,694         -         226,801
  3,183        7,428      5,146      100,408        81,989       51,851      626,462
    391          975        709       15,363        12,445         -          80,305
------------------------------------------------------------------------------------
  4,396       10,218      6,495      132,967       112,128       51,851      933,568
------------------------------------------------------------------------------------


    604          719      1,086        7,533        10,255         -          62,594

     -            -          -           683           963         -           6,916
     17           34         13          850           388         -           6,782
------------------------------------------------------------------------------------
    621          753      1,099        9,066        11,606         -          76,292
------------------------------------------------------------------------------------



  3,775        9,465      5,396      123,901       100,522       51,851      857,276

    205          598       (798)       2,240         6,233      (42,783)        -
------------------------------------------------------------------------------------


  3,980       10,063      4,598      126,141       106,755        9,068      857,276


  4,771        5,948      5,612      273,557       257,351       42,783    1,635,000
------------------------------------------------------------------------------------

 $8,751      $16,011    $10,210     $399,698      $364,106     $ 51,851   $2,492,276
====================================================================================

BUTLER MANUFACTURING COMPANY
     GALESBURG HOURLY EMPLOYEE SAVINGS TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (CONTINUED) YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                    1995
-----------------------------------------------------------------------------------------------------------------
                                                                                     FIDELITY       FIDELITY
                                                    FIDELITY         FIDELITY        EQUITY-        INTERNATIONAL
                                                    PURITAN          MAGELLAN        INCOME         GROWTH &
                                                    FUND             FUND            FUND           INCOME FUND
-----------------------------------------------------------------------------------------------------------------
Investment income:
   Net appreciation (depreciation)
      in fair value of investments             $     34,646     $     72,563    $    25,939         $    1,019
   Interest and dividends                            17,776           26,389         10,228              1,241
                                               ---------------------------------------------------------------
                                                     52,422           98,952         36,167              2,260
Participants' contributions                         102,987          119,724         46,319             21,859
                                               ---------------------------------------------------------------
                TOTAL ADDITIONS                     155,409          218,676         82,486             24,119
                                               ---------------------------------------------------------------

Benefits paid:
   Cash payments                                      2,296           13,274          2,575                  -
   Transfers to another
       employer sponsored plan                          217              281          1,921                  -
Administrative expenses                               2,707            1,027            241                 80
                                               ---------------------------------------------------------------
             TOTAL DEDUCTIONS                         5,220           14,582          4,737                 80
                                               ---------------------------------------------------------------

             NET INCREASE PRIOR
             TO INTERFUND
             TRANSFERS                              150,189          204,094         77,749             24,039

Interfund transfers                                  17,767           28,510         22,566              7,022
                                               ---------------------------------------------------------------

             NET INCREASE
             (DECREASE)                             167,956          232,604        100,315             31,061

Net assets available for benefits:
    Beginning of year                               188,397          227,831         90,786              6,028
                                               ---------------------------------------------------------------


    End of year                                $    356,353     $    460,435    $   191,101         $   37,089
                                               ===============================================================


------------------------------------------------------------------------------------------------------------------
                 FIDELITY         FIDELITY         FIDELITY
   FIDELITY      ASSET            ASSET            RETIREMENT       FIDELITY
   ASSET         MANAGER          MANAGER          MONEY            MANAGED
   MANAGER       GROWTH           INCOME           MARKET           INCOME
   FUND          FUND             FUND             PORTFOLIO        PORTFOLIO       OTHER               TOTAL
------------------------------------------------------------------------------------------------------------------
  $  334         $  386          $  214            $  -             $  -            $   -      $        $  135,101
     151            138             202              13,232           12,846            -                   82,203
------------------------------------------------------------------------------------------------------------------
     485            524             416              13,232           12,846            -                  217,304
   2,556          4,053           3,811              92,943           81,618          42,783               518,653
------------------------------------------------------------------------------------------------------------------
   3,041          4,577           4,227             106,175           94,464          42,783               735,957
------------------------------------------------------------------------------------------------------------------


      -            -                -                 7,812            7,579            -                   33,536

      -            -                -                 1,602              -              -                    4,021
      17              8               4                 585              378            -                    5,047
------------------------------------------------------------------------------------------------------------------
      17              8               4               9,999            7,957            -                   42,604
------------------------------------------------------------------------------------------------------------------



    3024          4,569           4,223              96,176           86,507          42,783               693,353

     385            241             293              (5,814)           3,528         (74,498)                   -
------------------------------------------------------------------------------------------------------------------

   3,409          4,810           4,516              90,362           90,035         (31,715)              693,353


   1,362          1,138           1,096             183,195          167,316          74,498               941,647
------------------------------------------------------------------------------------------------------------------


  $4,771         $5,948          $5,612            $273,557         $257,351        $ 42,783   $        $1,635,000
==================================================================================================================

NOTE 1.     SIGNIFICANT ACCOUNTING POLICIES

Valuation of investments: The Plan's investments are stated at fair value. Shares of registered investment companies and common/collective trusts are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Participant notes receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of benefits:  Benefits are recorded when paid.

Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 2.     PLAN DESCRIPTION

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering all union hourly employees of Butler Manufacturing Company in Galesburg who have four months of service. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Each year, participants may contribute up to 15% of their compensation including overtime and bonuses. For 1996 and 1995, the maximum dollar contribution amount allowed under the Internal Revenue Code was $9,500. Butler Manufacturing Company may make discretionary matching contributions in an amount up to 25% of the first 6% that a participant contributes to the plan.

Participant accounts: Each participant's account is credited with the participant's contributions and allocations of, (a) the Company's contribution; and (b) plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting: Participants are immediately vested in their voluntary contributions and employer contributions, plus actual earnings thereon.

Investment options: Upon enrollment in the Plan, a participant may direct contributions in one percent increments in any of nine investment options.

- Butler Stock Fund - Funds are invested primarily in shares of the common stock of Butler Manufacturing Company, with 3.5% to 6.5% of the fund invested in short-term liquid investments maintained by Fidelity.

- Fidelity Puritan Fund - Funds are invested in a broadly diversified portfolio of domestic and foreign common stocks, preferred stocks and bonds, including lower-quality, high-yield debt securities.

- Fidelity Magellan Fund - Funds are invested in the stocks of both well-known and lesser known companies with potentially above-average growth potential and a corresponding higher level of risk.

- Fidelity Equity-Income Fund - Funds are invested primarily in income-producing equity securities (common and preferred stocks) but can also invest in bonds and convertible securities.

- Fidelity International Growth & Income Fund - Funds are invested principally in foreign securities. The majority of the fund is normally invested in equity securities selected primarily on the basis of their capital growth potential. These assets are usually invested in six or more countries including the United States. At least 25 percent of the Fund's total assets are normally invested in bonds for income.

- Fidelity Asset Manager Fund - Funds are invested in domestic and foreign (including emerging markets which involve greater risks) equities, bonds and short-term instruments. The Fund's neutral mix is normally 20 percent of total assets in short-term instruments, 40 percent in intermediate to long-term bonds and 40 percent in equity securities.

- Fidelity Asset Manager: Growth Fund - Funds are invested in domestic and foreign (including emerging markets which involve greater risks) stocks, bonds and short-term instruments. The Fund's neutral asset allocation would consist of approximately 65 percent stocks, 30 percent bonds and 5 percent short-term instruments.

- Fidelity Asset Manager: Income Fund - Funds are invested in domestic and foreign stocks (including emerging markets which involve greater risks), bonds and short-term instruments. The Fund's neutral asset mix is approximately 50 percent short-term instruments, 30 percent bonds and 20 percent stocks.

- Fidelity Retirement Money Market Portfolio - Funds are invested in high quality, short-term money market securities of U.S. and foreign issuers.

- Fidelity Managed Income Portfolio - Funds are invested in investment contracts offered by major insurance companies and other approved financial institutions and short-term instruments to provide for liquidity needs.

Participant notes - Participants may borrow from their participant accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan terms range from 1-5 years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate as determined by the Plan administrator. The interest rate is 9 percent. Principal and interest is paid ratably through payroll deductions.

Participants may change their investment options at any time pursuant to procedures established by the Administrative Committee.

Payment of benefits: On termination of service, a participant receives a lump-sum distribution in cash or in kind, as elected by the participant, equal to the value of his or her account.

Withdrawals: Participants may, while employed, withdraw amounts from their account provided the withdrawal is approved by the Administrative Committee and the withdrawal is for a hardship.

NOTE 3.      RELATED PARTY TRANSACTIONS

Fidelity Management Trust Company is a trustee as defined by the Plan. Fidelity Management Trust Company is an affiliate of FMR Corp., which is the parent of Fidelity Management Research Company. Certain Plan investments are shares of registered investment companies and shares of common/collective trusts managed by Fidelity Management & Research Company. Therefore, these investments qualify as party-in-interest. Fees paid by the Plan for the investment management services are reported as administrative expenses in the accompanying financial statements.

NOTE 4.      PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will receive distributions of the full value in their accounts.

NOTE 5.      ASSETS HELD BY TRUSTEE

The  Plan's investments are held by Fidelity Management Trust Company.

NOTE 6.      INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 22, 1994, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since it was submitted to the Internal Revenue Service. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

BUTLER MANUFACTURING COMPANY
 GALESBURG HOURLY EMPLOYEE SAVINGS TRUST


SCHEDULE I - ASSETS HELD FOR INVESTMENT
DECEMBER 31, 1996
                                                      NUMBER OF
                                                      SHARES              COST            FAIR VALUE
----------------------------------------------------------------------------------------------------
Shares of registered investment companies:
   Butler Stock Fund                                 2,939.809         $ 28,628            $ 34,161
   Fidelity Puritan Fund                            30,669.827          496,525             528,748
   Fidelity Magellan Fund                            8,218.472          591,597             662,820
   Fidelity Equity-Income Fund                       7,212.058          254,785             308,892
   Fidelity International Growth & Income Fund       3,393.768           61,862              66,348
   Fidelity Asset Manager Fund                         508.313            7,911               8,372
   Fidelity Asset Manager:  Growth Fund                949.267           14,759              15,521
   Fidelity Asset Manager:  Income Fund                837.231            9,530               9,720
   Fidelity Retirement Money Market Portfolio      391,590.000          391,590             391,590
Shares of common/collective trusts:
   Fidelity Managed Income Portfolio               353,221.420          353,221             353,221



BUTLER MANUFACTURING COMPANY
GALESBURG HOURLY EMPLOYEE SAVINGS TRUST

SCHEDULE II - REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1996




                             TOTAL                  TOTAL              TOTAL               TOTAL
                             NUMBER OF              NUMBER OF          PURCHASE            SELLING          NET
DESCRIPTION OF ASSET         PURCHASES              SALES              PRICE               PRICE        GAIN(LOSS)
------------------------------------------------------------------------------------------------------------------
Fidelity Puritan Fund           49                     28              $200,887            $30,241      $   1,991
Fidelity Magellan Fund          49                     30               270,685             43,860          2,703
Fidelity Equity-Income Fund     41                     23               113,100             20,238          2,378
Fidelity Retirement Money
   Market Portfolio             36                     28               144,950             21,498             -
Fidelity Managed Income
   Portfolio                    35                     30               124,386             26,732             -


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                Galesburg Hourly Employee Savings Trust





Date:                           By:  /s/   John  J. Holland
     ----------------------          -------------------------------
                                          John J. Holland, Member of
                                          the Administrative Committee

                                 EXHIBIT INDEX




Exhibit
Number              Descripton
---------------     ---------------------------------------

23                  Independent Auditors' Consent